UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (date of earliest event reported):  January 22, 2015

City National Corporation

(Exact name of registrant as specified in its charter)

Delaware (State or Other Jurisdiction of Incorporation)	1-10521 (Commission File Number)	95-2568550 (IRS Employer Identification Number)

City National Plaza 555 S. Flower Street, Los Angeles, California (Address of principal executive offices)	90071 (Zip Code)

Registrant’s telephone number, including area code:  (213) 673-7700

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrants under any of the following provisions:

☒               Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐                 Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐                 Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐                 Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01.                                        Entry into a Material Definitive Agreement.

Merger Agreement

On January 22, 2015, City National Corporation, a Delaware corporation (“City National”), entered into an Agreement and Plan of Merger (the “Merger Agreement”), with Royal Bank of Canada, a Canadian chartered bank (“RBC”), and RBC USA Holdco Corporation, a Delaware corporation and a direct, wholly owned subsidiary of RBC (“Holdco”), pursuant to which City National will merge with and into Holdco, with Holdco surviving the merger (the “Merger”).

Under the terms and subject to the conditions of the Merger Agreement, at the effective time of the Merger, each share of common stock, par value $1.00 per share, of City National will be converted into the right to receive cash or common shares, without nominal value, of RBC, at the election of the holder, subject to proration and certain other limitations as set forth in the Merger Agreement.

Each share of City National common stock that is converted into the right to receive the cash consideration will receive an amount in cash equal to the “Per Share Amount.”  The Per Share Amount will be calculated by dividing the “Closing Transaction Value” by the number of City National shares outstanding at closing.  Subject to certain adjustments and limitations as set forth in the Merger Agreement, the Closing Transaction Value will be the aggregate deal value, calculated by adding (1) the aggregate cash included in the transaction ($94.50 multiplied by 50% of the currently outstanding City National shares, as increased by shares permitted to be issued following signing) and (2) the aggregate number of RBC common shares included in the transaction (41,358,212, as increased based on increases in City National shares permitted to be issued following signing and decreased by shares of City National, if any, cancelled in connection with the Merger) multiplied by the volume weighted average RBC common share price for the ten trading days preceding closing.

Each share of City National common stock that is converted into the right to receive the stock consideration will receive a number of RBC common shares equal to the Per Share Amount divided by the volume weighted average RBC common share price for the ten trading days preceding closing.

Additionally, under the terms and subject to the conditions of the Merger Agreement, at the effective time of the Merger, each share of 5.50% Non-Cumulative Perpetual Preferred Stock, Series C, par value $1.00 per share, of City National, and each share of 6.750% Fixed Rate/Floating Rate Non-Cumulative Preferred Stock, Series D, par value $1.00 per share, of City National, will be converted into a share of newly created series of preferred shares of RBC having powers, preferences and special rights as are not materially less favorable to the holder of such City National preferred shares than the powers, preferences and special rights of the relevant series of City National preferred shares.

The Merger is intended to qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and the Merger Agreement is intended to be a plan of reorganization for purposes of Sections 354 and 361 of the Code.

Completion of the Merger is subject to certain customary conditions, including, among others, (i) approval by City National’s stockholders, (ii) receipt of certain regulatory approvals, (iii) the absence of any governmental order or law prohibiting the consummation of the Merger, (iv) the effectiveness of the registration statement on Form F-4 to be filed by RBC with respect to the RBC common shares and preferred shares to be issued in connection with the Merger and (v) the authorization for listing of such RBC common shares on the New York Stock Exchange and the Toronto Stock Exchange and the authorization for listing of such RBC preferred shares of the New York Stock Exchange. The obligation of each party to consummate the Merger is also conditioned upon (i) the accuracy of the representations and warranties of the other party, subject to specified materiality standards, (ii) performance in all material respects by the other party of its obligations under the Merger Agreement and (iii) receipt by each party of a tax opinion to the effect that the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code.

The Merger Agreement contains certain termination rights for both City National and RBC, including, in each case subject to specified exceptions, if (i) the Merger is not consummated by January 22, 2016 (the “Outside Date”), (ii) certain regulatory approvals are not obtained or (iii) there has been a breach by the other party that is not cured and is such that the closing conditions cannot be satisfied.  RBC may also terminate the Merger Agreement (the “RBC Termination Right”), in each case subject to specified exceptions, if (i) prior to the approval of the Merger Agreement by City National’s stockholders, City National or its board of directors  (A) submits the Merger Agreement to its stockholders without a recommendation for approval, or otherwise withdraws or materially and adversely modifies (or publicly discloses its intention to withdraw or materially and adversely modify) its recommendation, or recommends to its stockholders an acquisition proposal other than the Merger, or (B) materially breaches its obligations regarding non-solicitation or the holding of a meeting of the stockholders of City National; or (ii) a tender offer or exchange offer for 20% or more of the outstanding shares of City National common stock is commenced (other than by RBC or one of its subsidiaries), and the board of directors of City National recommends that its stockholders tender their shares in such tender or exchange offer or otherwise fails to recommend that City National’s stockholders reject such tender offer or exchange offer within the 10 business day period specified in Rule 14e-2(a) under the Securities Exchange Act of 1934.

The Merger Agreement also provides that upon termination under specified circumstances, City National would be required to pay to RBC a termination fee of $220 million.  City National would be required to pay such termination fee if (i) RBC terminates the Merger Agreement pursuant to the RBC Termination Right (or the Merger Agreement is terminated because the Merger has not been consummated by the Outside Date and RBC could have terminated the Merger Agreement pursuant to the RBC Termination Right; or (ii) (A) a bona fide acquisition proposal is made known to senior management of City National or made directly to City National’s stockholders or any person has publicly announced and not withdrawn an acquisition proposal for City National, (B) thereafter the Merger Agreement is terminated because the Merger has not been consummated by the Outside Date without the approval of the Merger Agreement by City National’s stockholders having been obtained or the Merger Agreement is terminated as a result of City National’s uncured breach and (C) within 15 months of termination, City National enters into a definitive agreement with respect to or consummates a transaction that would constitute an acquisition proposal under the terms of the Merger Agreement.

City National and RBC have made customary representations, warranties and covenants in the Merger Agreement. Subject to certain exceptions, City National and RBC have agreed, among other things, to covenants relating to (1) the conduct of their respective businesses during the interim period between the execution of the Merger Agreement and the consummation of the Merger, (2) the use of reasonable best efforts to obtain governmental and regulatory approvals, (3) the facilitation of City National’s stockholders’ consideration of, and voting upon, the adoption of the Merger Agreement and certain related matters, (4) the recommendation by the board of directors of City National in favor of the adoption by its stockholders of the Merger Agreement and certain related matters and (5) non-solicitation obligations relating to alternative business combination transactions.

As part of the transaction, Russell and Bram Goldsmith agreed to receive RBC common shares for the entirety of the City National shares controlled by them (approximately 13%) and have agreed to vote the City National shares controlled by them in favor of the transaction and to hold at least 50% of the RBC common shares received by them in the transaction until the third anniversary of closing.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is attached hereto as Exhibit 2.1 and is incorporated herein by reference.

The Merger Agreement and the above description of the Merger Agreement have been included to provide investors with information regarding the terms of the Merger Agreement. It is not intended to provide any other factual information about City National, RBC or their respective subsidiaries or affiliates. The representations, warranties and covenants contained in the Merger Agreement were made only for purposes of that agreement and as of specific dates, were solely for the benefit of the parties to the Merger Agreement and may be subject to limitations agreed upon by the parties in connection with negotiating the terms of the Merger Agreement, including being qualified by confidential disclosures made by each party to the other for the purposes of allocating contractual risk between them that differ from those applicable to investors. In addition, certain representations and warranties may be subject to a contractual standard of materiality different from those generally applicable to investors and may have been used for the purpose of allocating risk between the parties rather than establishing matters as facts. Information concerning the subject matter of the representations, warranties and covenants may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in public disclosures by City National or RBC. Investors should not rely on the representations, warranties and covenants or any description thereof as characterizations of the actual state of facts or condition City National, RBC or any of their respective subsidiaries, affiliates or businesses.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this communication may be deemed to be forward-looking statements under certain securities laws, including the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. These forward-looking statements include, but are not limited to, statements about the expected effects of the acquisition of City National Corporation by Royal Bank of Canada, the expected timing of the acquisition and other statements other than in relation to historical facts. Forward-looking statements are typically identified by words such as “believe”, “expect”, “foresee”, “forecast”, “anticipate”, “intend”, “estimate”, “goal”, “plan” and “project” and similar expressions of future or conditional verbs such as “will”, “may”, “should”, “could”, or “would”.

By their very nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, many of which are outside the control of Royal Bank of Canada and City National Corporation. Forward-looking statements speak only as of the date they are made and, except as required by law, neither party assumes an obligation to update the forward-looking statements contained in this communication. Any annualized, pro forma, projected and estimated numbers in this communication are used for illustrative purposes only, are not forecasts and may not reflect actual results. We caution readers not to place undue reliance on these statements as a number of important factors could cause our actual results to differ materially from the expectations expressed in such forward-looking statements. These factors include, but are not limited to, the possibility that the proposed transaction does not close when expected or at all because required regulatory, shareholder or other approvals are not received or other conditions to the closing are not satisfied on a timely basis or at all, or that the anticipated benefits of the transaction are not realized when expected or at all, including as a result of the strength of the economy and competitive factors in the areas where Royal Bank of Canada and City National Corporation do business; the impact of changes in the laws and regulations regulating financial services and enforcement thereof; the effects of competition in the markets in which Royal Bank of Canada and City National Corporation operate; judicial or regulatory judgments and legal proceedings; Royal Bank of Canada’s ability to complete the acquisition and integration of City National Corporation successfully; and other factors that may affect future results of Royal Bank of Canada and City National Corporation including timely development and introduction of new products and services, Royal Bank of Canada’s ability to cross-sell more products to customers and technological changes.

We caution that the foregoing list of important factors is not exhaustive. Additional information about these and other factors can be found in Royal Bank of Canada’s 2014 Annual Report on Form 40-F and City National Corporation’s 2013 Annual Report on Form 10-K, each filed with the U.S. Securities and Exchange Commission (the “SEC”) and available at the SEC’s website (http://www.sec.gov). Royal Bank of Canada’s material general economic assumptions underlying certain of the forward-looking statements in this press release are set out in its 2014 Annual Report under the heading “Overview and Outlook — Economic and market review outlook” and for each business segment under the heading “Outlook and priorities”.

IMPORTANT ADDITIONAL INFORMATION

In connection with the proposed transaction, Royal Bank of Canada will file with the SEC a Registration Statement on Form F-4 that will include a Proxy Statement of City National Corporation and a Prospectus of Royal Bank of Canada, as well as other relevant documents concerning the proposed transaction. The proposed transaction involving Royal Bank of Canada and City National Corporation will be submitted to City National Corporation’s stockholders for their consideration. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. STOCKHOLDERS OF CITY NATIONAL CORPORATION ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE TRANSACTION WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  Stockholders will be able to obtain a free copy of the definitive proxy statement/prospectus, as well as other filings containing information about Royal Bank of Canada and City National Corporation, without charge, at the SEC’s website (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, by directing a request to Royal Bank of Canada, 200 Bay Street, 4th Floor, North Tower, Toronto, ON, M5J 2W7, Attention: Investor Relations, 416-955-7802 or to City National Corporation, Investor Relations, 555 South Flower Street, 9th Floor, Los Angeles, CA 90071, 213-673-7615.

PARTICIPANTS IN THE SOLICITATION

Royal Bank of Canada, City National Corporation, their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction.  Information regarding Royal Bank of Canada’s directors and executive officers is available in its Annual Report on Form 40-F for the year ended October 31, 2014, which was filed with the SEC on December 3, 2014, and its notice of annual meeting and management proxy circular for its 2014 annual meeting of common shareholders, which was furnished to the SEC under cover of a Form 6-K filed with the SEC on January 31, 2014.  Information regarding City National Corporation’s directors and executive officers is available in City National Corporation’s proxy statement for its 2014 annual meeting filed on Schedule 14A, which was filed with SEC on March 11, 2014.  Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials filed with the SEC.  Free copies of this document may be obtained as described in the preceding paragraph.

Item 9.01.                                        Financial Statements and Exhibits.

(d)                               Exhibits.  The following exhibits are being filed herewith:

Exhibit No.	Description

2.1	Agreement and Plan of Merger, dated as of January 22, 2015, by and among Royal Bank of Canada, City National Corporation, and RBC USA Holdco Corporation.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: January 23, 2015

CITY NATIONAL CORPORATION

By:	/s/ Michael B. Cahill
	Name:	Michael B. Cahill
	Title:	Executive Vice President, General
Counsel and Corporate Secretary

EXHIBIT INDEX

Exhibit No.	Description

2.1	Agreement and Plan of Merger, dated as of January 22, 2015, by and among Royal Bank of Canada, City National Corporation, and RBC USA Holdco Corporation.